FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated June 2, 2006 (“O2 and RIM Introduce the BlackBerry 7130g in the UK")	Page No 3

Document 1

June 2, 2006

FOR IMMEDIATE RELEASE

O2 and RIM Introduce the BlackBerry 7130g in the UK

New BlackBerry design combines industry leading hardware and software in a sleek and elegant handset design

London, UK and Waterloo, ON – O2 and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the first launch of the new BlackBerry® 7130g™ in the UK. The BlackBerry 7130g provides the perfect balance of performance, design and function for users who prefer traditional phone-style designs.

Building on the popularity of the BlackBerry 7100x™ from O2, the BlackBerry 7130g is a slim, lightweight handset that elegantly integrates some of the industry’s most advanced hardware and software in a stylish candy bar form factor, providing support for push-based email, phone, text messaging, web functionality, intranet access and organizer applications.*

With a wide range of wireless business applications available for BlackBerry, the BlackBerry 7130g is the ultimate mobile handset for professionals that need to view documents and access corporate data while away from the office.

The BlackBerry 7130g is ideal for mobile professionals who require an uncompromising voice, email and browsing experience in a slim and stylish handset with:

o Fast web browsing, application performance and attachment viewing
o Comprehensive phone features with intuitive call management capabilities such as smart dialing, conference calling, speed dial and call forwarding
o A bright, high-resolution color LCD screen that provides ample workspace for viewing email, web pages, applications and other information
o Intelligent auto-sensing technology that automatically adjusts the screen and keyboard lighting to provide an optimized view in outdoor, indoor and dark environments
o A powerful Intel® XScale® cellular processor with 64 MB flash memory and 16 MB SDRAM, providing the ability to store and run more enterprise, personal productivity and game applications
o Bluetooth® support and built-in speakerphone for hands-free operation
o Quad-band network support for international connectivity
o Easy-to-use SureType™ keyboard technology which combines phone and QWERTY keyboard layouts with intuitive software for quick and accurate dialing and typing

“We are delighted to be working with O2 to bring the BlackBerry 7130g to mobile professionals and consumers who want fast and efficient access to email, the Internet and other applications while on the go,” said Charmaine Eggberry, Vice President, EMEA, Research In Motion. “The launch of the BlackBerry 7130g demonstrates our continued commitment to innovation and customer satisfaction. This elegant new handset combines industry leading hardware and software to deliver the distinctive BlackBerry experience in a sleek and stylish design.”

— more —

“The BlackBerry 7130g is a powerful addition to the range of popular BlackBerry devices already available through O2. Thanks to our strong relationship with RIM, we are pleased to be bringing this all-in-one handset to our customers first,” said Peter Rampling, Head of SME Marketing, O2. “Launching the new BlackBerry 7130g really cements O2‘s position as a leader in voice and data services and we are confident that the enhanced features of this all-in-one handset will appeal to both the business and individual user.”

“Road Runner Express is a mobile business and I am constantly on the move.  The BlackBerry 7130g enables me to manage my email, browse the Internet and access key business applications when I’m out of the office. With BlackBerry, our company is able to provide a more efficient service to customers and it has also definitely made our travel time far more productive,” said Jon Nowak, Director, Road Runner Express and trial customer of the BlackBerry 7130g. “The new device is a great design; it’s lightweight, easy-to-use, and serves well for both my lifestyle and business needs.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access multiple business and personal email accounts without the need for server software (which includes support for most popular ISP email accounts).

_________________

About O2

O2 is a leading provider of mobile services to consumers and businesses in the UK. It is the leader in non-voice services, including text, media messaging, games, music and video, as well as always on data connections via GPRS, 3G and WLAN. Every month, O2‘s 16 million customers send well over a billion text messages. The wider O2 group comprises mobile network operators in the UK and Ireland, along with integrated fixed/mobile businesses in Germany, the Czech Republic (Cesky Telecom), the Isle of Man (Manx Telecom) and the O2 Airwave emergency services network in the UK.

(For b-roll footage of O2, please visit www.thenewshub.co.uk)

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

*Subject to network coverage.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 2, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance